Stradley Ronon Stevens & Young, LLP Suite 1601 191 N. Wacker Drive Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

June 29, 2017

VIA EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Ms. Dobelbower:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on June 7, 2017 regarding post-effective amendment no. 598 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 599 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) (the “Amendment”). The Amendment was filed on April 21, 2017 to register a new series of the Trust: the PowerShares Russell 1000 Enhanced Equal Weight Portfolio (the “Fund”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Fund’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. In addition, we hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

June 29, 2017

1.	Comment:	In the section “Summary Information—Principal Investment Strategies,” please revise the disclosure to clarify the three-step screening process that the Index Provider uses to identify constituents for inclusion in the Underlying Index.

Response:

We have revised the disclosure according to the staff’s comment. The first two paragraphs in the section “Summary Information—Principal Investment Strategies” now read as follows:

The Fund generally will invest at least 90% of its total assets in securities that comprise the Underlying Index. Frank Russell Company (“Russell” or the “Index Provider”) compiles, maintains and calculates the Underlying Index, which is composed of securities in the Russell 1000® Index (the “Russell 1000”) exhibiting upward price momentum and fair valuations. The Underlying Index is a subset of the Russell 1000, which measures the performance of the large-cap segment of the U.S. equity universe. ~~Strictly in accordance with its guidelines and mandated procedures, the Index Provider selects constituent securities for the Underlying Index using a three-step screening process. Russell first excludes securities with zero or negative earnings over the past 12 months.~~

Strictly in accordance with its guidelines and mandated procedures, the Index Provider selects constituent securities for the Underlying Index using a three-step screening process. First, Russell excludes securities with zero or negative earnings over the past 12 months. Second, Russell ~~then applies a value~~ screens for value stocks. A “value stock” tends to trade at a lower price than the price at which such stock would be expected to trade given the fundamentals of its company (e.g., dividends, earnings and sales), and thus may be considered undervalued by investors. Russell assigns a “value score” to each eligible security, which represents the average of three financial metrics of a company: (i) cash flow yield; (ii) earnings yield; and (iii) sales-to-price ratio. Russell excludes stocks with value scores in the bottom 10% of all eligible stocks. ~~Stocks at the bottom decile of the “value score” are excluded. Next,~~ Third, Russell screens for securities with greater positive ~~considers the~~ price momentum ~~of each eligible security~~. In general, momentum is the tendency of recent changes in a stock’s price to persist for some time into the future. The trend in the change of a stock’s price may be upward (“positive momentum”) or downward (“negative momentum”). A positive “momentum style” of investing emphasizes investing in stocks that have had better recent performance compared to other stocks, on the expectation that such a positive trend will continue

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

June 29, 2017

because of the stock’s momentum in the market. Russell defines momentum ~~Momentum is defined~~ as the cumulative total return of a stock, measured calculated over the last 12 months, excluding the most recent month. Stocks are ranked from highest returns to lowest returns over that period within each of 10 industries, and stocks with returns ranking in the bottom 10% of each industry ~~Stocks at the bottom decile based on price momentum within each industry~~ are excluded. The remaining securities are included in the Underlying Index.

2.	Comment:	In the section “Summary Information—Principal Investment Strategies,” please revise the disclosure, using plain English, for the following sentence: “Stocks at the bottom decile of the ‘value score’ are excluded from the Underlying Index.”

	Response:	We have revised the disclosure according to the staff’s comment. Please refer to those revisions, which are set forth in response to comment no. 1, above.

3.	Comment:	In the section “Summary Information—Principal Investment Strategies,” please revise the disclosure, using plain English, for the following sentence: “Stocks at the bottom decile based on price momentum within each industry are excluded from the Underlying Index.”

	Response:	We have revised the disclosure according to the staff’s comment. Please refer to those revisions, which are set forth in response to comment no. 1, above.

4.	Comment:	In the section “Summary Information—Principal Investment Strategies,” disclose if the Underlying Index (and therefore, the Fund) is concentrated in a sector as of the date of the prospectus.

	Response:	We confirm that, as of the date of the prospectus, neither the Underlying Index nor the Fund is concentrated in a specific sector.

5.	Comment:	If the Fund is concentrated in a sector as of the date of the prospectus, disclose any principal risks of investing in the Fund resulting from that specific sector concentration. In addition, in the section “Summary Information—Principal Risks of Investing in the Fund—Industry Concentration Risk,” reference such concentration and any associated principal risks of investing in the Fund.

	Response:	As noted in response to comment No. 4, we confirm that, as of the date of the prospectus, the Fund is not concentrated in a specific sector.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

June 29, 2017

6.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks— Russell 1000® Enhanced Value Equal Weight Index,” the disclosure states the following: “After the valuation screening, stocks are ranked from high to low based on the momentum measure within each industry classification benchmark (“ICB”) industry and stocks at the bottom decile within each ICB industry are excluded.” Please clarify if this is positive or negative momentum.

Response:

We have replaced the disclosure according to the staff’s comment. The disclosure now reads as follows:

Third, Russell screens for securities with greater positive price momentum, which the Index Provider defines as the cumulative total return of a stock, as measured over the last 12 months, excluding the most recent month. Stocks are ranked from highest returns to lowest returns over that period within each of 10 industries (as defined using the industry classification benchmark): oil and gas, basic materials, industrials, consumer goods, health care, consumer services, telecommunications, utilities, financials and technology. Stocks with returns ranking in the bottom 10% of each industry are excluded.

7.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks— Russell 1000® Enhanced Value Equal Weight Index,” the disclosure states that the Underlying Index is rebalanced semiannually. Please disclose whether the Fund is rebalanced in connection with the Underlying Index’s scheduled rebalances.

Response:

We have revised the disclosure to indicate that the Fund, in seeking to track the returns of the Underlying Index, rebalances its holdings in connection with the Underlying Index’s semiannual rebalances. The disclosure reads as follows:

Securities selected by Russell for inclusion into the Underlying Index will be equally weighted. The Underlying Index is rebalanced twice a year. Russell will add or remove securities from the Underlying Index only at the time of the semi-annual rebalancing. However, if a constituent security is removed from the Russell 1000, Russell will remove the security simultaneously from the Underlying Index. The Fund is rebalanced in accordance with the Underlying Index.

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Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

June 29, 2017

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Michael Insalaco, senior counsel at Invesco, at (713) 214-1898 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.
Michael Insalaco, Esq.
Abigail Murray, Esq.
Alan Goldberg, Esq.
Eric Purple, Esq.